Exhibit 1

2116-130 Adelaide St. W.
Toronto, Ontario
Canada M5H 3P5

For Immediate Release	News Release

TSX: PDL, PDL.WT
AMEX: PAL, PAL.WS

North American Palladium Announces Temporary Closure
of Lac des Iles Mine Due to Depressed Metal Prices

Strategic focus on completing Offset High Grade Zone feasibility study, expanded exploration and evaluating transaction opportunities

TORONTO, October 21 – North American Palladium Ltd. announced today that due to declining metal prices it will temporarily place its Lac des Iles Mine (LDI) in Thunder Bay, Ontario on a care and maintenance basis effective October 29, 2008.  The closure will result in the layoff of approximately 350 employees.

Details for a conference call to be held at 10:00 a.m. today are set out at the end of this press release.

The Company completed a positive second quarter at the end of June due to strong metal prices and efficient operations at LDI. However, due to the impact of recent adverse market conditions on global commodity prices, LDI is currently operating well below breakeven.  In particular, declining sales and production in the automotive industry, the major consumer of palladium and platinum, suggest that PGM producers will face significant challenges in the near term.

“The Board of Directors and management believe it is in the best long term interests of our employees and shareholders to preserve our valuable reserves and not continue selling them into the market at these loss-making commodity prices,” said William Biggar, President and Chief Executive Officer. “The temporary closure of the mine will allow us to conserve cash and focus on strategic initiatives that we believe will help enhance shareholder value over the long term, while we wait for metal prices to recover.”

The Company believes that the mid to long term outlook is quite positive for palladium and platinum, based on forecasted growth in global automotive sales.  However, in 2008, palladium has fallen from a high of $582/oz to $180/oz and platinum has dropped from a high of $2,273/oz to around $880/oz.  The Company produces approximately 4% of the global supply of palladium.

The Company has a strong balance sheet, with approximately $65 million in cash and minimal debt.  Following the closure of operations, the Company intends to restrict spending at LDI while management focuses on strategic initiatives including:

•                  Continuing the work required to complete a feasibility study on the Offset High Grade Zone (OHGZ) at LDI;

•                  Ongoing drilling and exploration to further delineate reserves and resources at LDI, as well as grassroots exploration on property adjacent to the mine; and

•                  Leveraging the Company’s strong balance sheet to evaluate potential acquisitions and joint venture opportunities that may arise in these difficult markets.

“In addition to our cash on hand, we expect to realize significant cash flow over the next six months as we receive payment for concentrate produced prior to the closure,” said Mr. Biggar. “This will put us in a strong position to evaluate acquisition opportunities in metals where we have extensive mining experience.”

Mr. Biggar added: “This decision is disappointing as we have an efficient, cost-competitive mining and milling operation at LDI, supported by a workforce that is second to none in the Canadian mining industry.”  Management believes the long-term interests of employees are best served by taking this action now to preserve the health of the Company. This will place the Company in a stronger position for a return to profitability upon the re-start of operations when metal prices improve.

Conference Call Details

Management will host a conference call at 10:00 a.m. ET today to discuss the temporary closure of LDI and its strategic focus going forward.

Local Toronto /Overseas:	416-695-6622
Toll free North America:	1-888-789-0150

To access a replay of the conference call until November 11, 2008:

Local Toronto/Overseas:	416-695-5800
Toll-free:	1-800-408-3053
Access code	3273422

North America Palladium will also host a live audio webcast. The webcast will be available via www.napalladium.com and at www.investorcalendar.com/IC/CEPage.asp?ID=136333.

About North American Palladium

North American Palladium is one of North America’s largest producers of palladium.  The Company’s core palladium business at the Lac des Iles mine is strengthened by a significant contribution from platinum, nickel, gold and copper by-product metals.  The Company has two advanced exploration projects, the Offset High Grade Zone at its Lac des Iles mine and the Shebandowan West Project, located approximately 100 kilometers from the mine.  Please visit www.napalladium.com for more information.

For further information please contact:

William Biggar

President and CEO

Tel:  (416) 360-5666

Linda Armstrong

Director, Investor Relations

Tel:  (416) 360-7971 Ext. 226

Email:  larmstrong@napalladium.com

Forward-Looking Statements

These statements are based on certain factors and assumptions, including but not limited to, the assumption that palladium demand and prices and sustained by-product metal demand and prices will increase in the future; the integrated operation of the Company’s underground mine and the open pit mine remain viable operationally and economically if and when prices increase; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected if and when prices increase; new mine plan scenarios will be viable operationally and economically if and when prices increase; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected if and when prices increase.  The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law.